Brand3d, Inc.



BRAND3D

ANNUAL REPORT

9936 Stockbridge Dr

Tampa, FL 33626

0

http://brand3d.com

This Annual Report is dated April 29, 2022.

BUSINESS

Brand3D, Inc. ("Brand3D" or the "Company") is a corporation organized under the laws of the state of Delaware that operates an end-to-end company that helps businesses increase their online sales using interactive 3D Experiences.

The Company's business model consists of a subscription-based Software-as-a-Service (SaaS) software service focused on online businesses. Our services are sold across the world via Value-Added-Resellers (VAR) like online video platforms as well as direct business-to-business online.

We believe the Company is uniquely positioned to benefit from the growth in 3D content for the Metaverse using an established sales strategy based on scalable SaaS revenue and B2B established sales channels to Fortune 100 companies and leading universities.

Our 3D software IP includes the most optimized mobile technology for 3D viewing which is a must to scale to the rapidly growing mobile 3D market. Our closest competitors have recently been acquired or taken VC investments which we believe has distracted them from our market niche. Furthermore, unlike remaining competitors, we have a complete offering from no-code 3D content creation to website integration and augmented reality.

Brand3d, Inc. was initially organized as Brand3d, LLC., a Florida limited liability company on

January 7, 2020, and converted to a newly formed Delaware corporation on March 15th, 2022. The Company was formerly a division in Global Scanning, which came about when Global Scanning acquired Real Awesome Sauce S.A., the company that developed the IP now owned by Brand3D, Inc.

Previous Offerings

N/A

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Revenue

Revenue for the fiscal year 2021 was $213,853, up about 300% compared to the fiscal year 2020 revenue of $70,466. As a result of more focus on enterprise customers in the U.S. market, our higher-margin U.S. enterprise sales resulted in the main part of this increase combined with about a 40% increase in our SMB SaaS platform subscription business. We believe that the enterprise market segment in the U.S. is the most important market for us to demonstrate success with our 3D Visualization technology, so we spent the vast majority of our marketing and sales efforts on this segment in 2021, while organically growing our SMB market offering without comparable investments.

Cost of sales

Cost of sales in 2021 was $37,413, an increase of about 300% from costs of $12,850 in the fiscal year 2020, and as such in line with a comparable growth in revenues. The increase was largely due to an increase in SaaS server costs and other related service costs.

Gross margins

2021 gross profit increased by $118,824 compared to 2020 gross profit and gross margins as a percentage of revenues were flat from 83% in 2020 to 82% in 2021. This revenue growth was caused by an increased sale of high margin SaaS subscription revenues, but the relative profitability was offset by increased sales in professional services with a relatively lower profit margin compared to SaaS license revenues.

Expenses

The Company's expenses consist of, among other things, marketing and sales expenses, fees for professional services and research and development expenses. Expenses in 2021 increased by $82,514 from 2020. Approximately $80,000 of this increase was due to increased general and administrative costs. The main contributor to this cost increase was in professional services and research and development related to sales and software development activities.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue stage: revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because the business focuses on a high-margin Software-as-a-Service (SaaS) industry segment that has strong growth potential in a large and growing market.

Past cash was primarily generated through sales from our SaaS Platform as well as from Software Services and 3D Design services sales. Our goal is to continue strong revenue growth by growing our existing SaaS user base as well as acquiring new enterprise customers.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Hans HH Hansen

Amount Owed: $55,300.00

Interest Rate: 0.0%

Maturity Date: December 31, 2023

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Hans Hesselholt Henne Hansen

Hans Hesselholt Henne Hansen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Founder

Dates of Service: May 15, 1968 - Present

Responsibilities: Sales and Operations. Retains a 51% interest in company. No salary.

Other business experience in the past three years:

Employer: Global Scanning, Inc

Title: Head of 3D Division, General Manager

Dates of Service: January 05, 2018 - December 31, 2019

Responsibilities: Managing the Brand3D team as a division within Global Scanning, Inc before it was spun off into the current company

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Hans HH Hansen

Amount and nature of Beneficial ownership: 2,040,000

Percent of class: 51.0

RELATED PARTY TRANSACTIONS

Name of Entity: Hans HH Hansen

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: $100,000 USD Line of credit as operating capital

Material Terms: 0% interest, no fixed maturity date

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the

Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 4,000,000 outstanding.

Voting Rights

One vote per share with no preference share classes.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our business projections are only projections

There can be no assurance that the Company will meet our projections. While we have an established business with revenues from both a large loyal online subscription user base, combined with a smaller but growing number of large enterprise customers, we can not guarantee that the Company will grow to match its revenue projections.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Terms of subsequent financings may adversely impact your investment

We will possibly need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. However, our current business plan does not plan on taking in additional investments but is designed to make the company profitable without further capital raises

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The common stock that an investor is has no voting rights attached to them, but you will be signing a proxy agreement, which will delegate this voting power to the CEO of the company. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of companies that utilize our platform. However, our platform is hosted by Amazon Wireless Services utilizing their inherent security infrastructure and for the last 10 years we have not had any significant security incident. Further, any significant disruption in service on Kaltura or in its computer systems could reduce the attractiveness of the platform and result in a loss of a portion of our customers. However, Kaltura is also using Amazon Wireless Services and have similar safeguards in place as we do. Any disruptions of services or cyber-attacks either on our technology provider or on Amazon itself - however unlikely - could negatively impact our financial condition and business.

Market Entry of Tech Giant

As a startup you are always at risk of a large enterprise taking an interest in your space. The area of 3D technology is dominated by "tech giants" who have developed and patented technologies spanning from Virtual Reality equipment to 3D Scanners across to Graphical Computational Hardware. While Brand3D has operated its SaaS technology for over a decade, there is always the risk that one of these tech giants may enter our specific area. Google Poly is an example of such an attempt, which did - however - not become a success for Google. This may - of course - also be an exit opportunity for our company.

Artificial Intelligence generating 3D content "on the fly"

A longer term risk is that 3D models essentially can be generated "on the fly" by Artificial Intelligence algorithms and hence there will be less reason to operate a 3D hosting platform like ours. However, not only is this still far out in the future (AI systems for this purpose are still very primitive and academic in nature and will take years to productize), but at the same time, our focus is now primarily creating more sophisticated 3D scenes and animated products that will be even harder to automatically generate using AI technology

Standardization and commoditization

The 3D technologies that we are using today may eventually be so standardized that our proprietary technology advantages and hence barrier of entry for competitors will be eroded. However, with a constant investment in R&D and by building our technology into large partners eco-systems, we expect to maintain an edge even when standards are catching up with our current technological development stage. At the same time, this will create even more growth in the market and hence a bigger pie to share between players in the market

AI Technology Replacing Manual 3D Content Creators

The advances in AI technology could change the marketplace for 3D content creation and thereby negatively affect a portion of our customer base, who rely on revenues from manual 3D content creation. However, this very technology may lead to an explosion in the availability of 3D assets and thereby compensate for or even lead to a growth in our business.

Cyber warfare

Our business is online in nature, making us sensitive to various forms of cyber attack, such as Distributed Denial of Service (DDoS) attacks as well as attempts to hack our storage platform. We are protecting our systems using Amazon Wireless Services infrastructure and it is unlikely that our company would be specifically targeted due to the nature of our business and our customer segment. Still, the risk of such attacks are ever increasing

Web3.0 Proliferation

The expansion of Web3.0 may undermine centralized computer services such as our SaaS platform. We are - however - less at risk than mainstream SaaS platforms and because we are not a Fintech service provider which seems to be the focus for Web3.0 ventures for the foreseeable future.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Brand3d, Inc.

By /s/ *Hans Hesselholt Henne Hansen*

     Name: Brand3d, Inc

     Title: CEO, Founder

Exhibit A

FINANCIAL STATEMENTS

BRAND3D LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Brand3D LLC
Tampa, Florida

We have reviewed the accompanying financial statements of Brand3D LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

February 4, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	12,859	$	80,588
Acccount receivables, net		12,519		-
Total current assets		**25,378**		**80,588**
Property and Equipment, net		92,798		-
Total assets	$	**118,176**	$	**80,588**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Shareholder Loan	$	55,300	$	69,000
Other current liabilities		13,359		-
Total current liabilities		**68,659**		**69,000**
Total liabilities		**68,659**		**69,000**
MEMBERS' EQUITY				
Members' equity		49,517		11,588
Total members' equity		**49,517**		**11,588**
Total liabilities and members' equity	$	**118,176**	$	**80,588**

See accompanying notes to financial statements.

BRAND3D LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 213,853	$ 70,466
Cost of goods sold	37,413	12,850
Gross profit	176,440	57,616
Operating expenses		
General and administrative	115,089	34,567
Sales and marketing	10,063	8,071
Total operating expenses	125,153	42,639
Operating income/(loss)	51,288	14,977
Interest expense	-	-
Other Loss/(Income)	-	3,489
Income/(Loss) before provision for income taxes	51,288	11,488
Provision/(Benefit) for income taxes	13,359	-
Net income/(Net Loss)	**$ 37,928**	**$ 11,488**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—January 7, 2020	$ -
Capital contribution	100
Net income/(loss)	11,488
Balance—December 31, 2020	$ 11,588
Net income/(loss)	37,928
Balance—December 31, 2021	$ 49,517

See accompanying notes to financial statements.

BRAND3D LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ 37,928	$ 11,488
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Acccount receivables, net	(12,519)	
Other current liabilities	13,359	
Net cash provided/(used) by operating activities	**38,768**	**11,488**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(92,798)	-
Net cash provided/(used) in investing activities	**(92,798)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital contribution	-	100
Borrowing on Shareholder loan	-	69,000
Repayment of Shareholder loan	(13,700)	-
Net cash provided/(used) by financing activities	**(13,700)**	**69,100**
Change in cash	(67,730)	80,588
Cash—beginning of year	80,588	-
Cash—end of year	**$ 12,859**	**$ 80,588**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	$ -	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Brand3D LLC was formed on January 7, 2020, in the state of Florida. The financial statements of Brand3D LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tampa, Florida.

Brand3D is a Software as a Service (SaaS) provider that targets businesses. The Company delivers an end-to-end solution that allows creators of web content to import 3D elements and host them on Brand3D's cloud hosting service. These 3D renderings can then be delivered to any internet-connected device. The main clients for Brand3D are advertising firms, educational institutions, enterprises, agencies, brand managers, retailers, and other businesses that have detected a need to increase customer engagement in channels, including online videos, e-commerce, and social media. The Company has developed an advanced content delivery platform that can be integrated with media platforms such as YouTube, Vimeo, and Kaltura, and are optimized for P.C., mobile applications, and social media.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The land does not have definitive useful life, and thus it is not subject to depreciation:

Category	Useful Life
Land	not definitive useful life

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing an end-to-end solution that allows creators of web content to import 3D elements and host them on Brand3D's cloud hosting services.

Cost of sales

Costs of goods sold include the cost of goods sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $10,063 and $8,071, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 4, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Land	$ 92,798	$ -
Property and Equipment, Net	**$ 92,798**	**$ -**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Tax Payable	9,979	-
Deferred Tax	3,380	-
Total Other Current Liabilities	**$ 13,359**	**$ -**

5.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Hans HH Hansen	51.0%
José Daniel Salazar Jiménez	12.9%
Prolantic ApS	12.4%
Miika Hämäläinen	11.0%
Jonathan David Acosta Valverde	10.5%
Sarah Feldlaufer	2.2%
TOTAL	**100.0%**

6.   DEBT

Owner Loans

On January 10, 2020, the Company entered into the revolving line of credit agreement with the founder and the major member, Hans Hesselholt Henne Hansen, in the amount of $100,000. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021				For the Year Ended December 2020		
					Current Portion	Non-Current Portion	Total Indebtedness		Current Portion	Non-Current Portion	Total Indebtedness
The Revolving Line of Credit Agreement- Hans Hesselholt Henne Hansen	$ 100,000	0.00%	Fiscal Year 2020	on demand	55,300	-	$ 55,300	$	69,000	$ -	69,000
Total					$ 55,300	$ -	$ 55,300	$	69,000	$ -	$ 69,000

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

7.   INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

	12/31/2021
Current:	
Federal, state, and local	$ 9,979
Foreign	
Total	$ 9,979
Deferred:	
Federal, state, and local	$ -
Foreign	
Total non-current expense (benefit)	$ -
Total	$ 9,979

Deferred tax assets (liabilities) comprised the following:

Deferred Tax Liabilities Comprised of the Following:	
Operating Accruals	(3,380)
Total	$ (3,380)

Total deferred tax assets and deferred tax liabilities were as follows:

Current	$ -
Deferred Tax Assets	
Deferred Tax Liabilities	$ (3,380)
Net current deferred tax liabilities	(3,380)

Since the Company has positive income and it expects to continue operating positively no valuation allowance has been applied against deferred tax assets.

8.   RELATED PARTY

On January 10, 2020, the Company entered into the revolving line of credit agreement with the founder and the major member, Hans Hesselholt Henne Hansen, in the amount of $100,000. As of December 31, 2021, and December 31, 2020, the outstanding balance of this loan was in the amount of $55,300 and $69,000, respectively and it has been classified as current liability.

On April 1, 2020, the founder and the major member, Hans Hesselholt Henne Hansen, entered into the lease agreement with Capital Ideas Strategy & Consulting, LLC to rent 250 square feet (SF) of office space located at Tampa, Florida. The term of the lease is one year (with an option to renew the lease in a 1 year term). Base rent is $1,000 per month. The office space has been used by Brand3D LLC.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through February 4, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Hans Hesselholt Henne Hansen , Principal Executive Officer of Brand3d, Inc., hereby certify that the financial statements of Brand3d, Inc. included in this Report are true and complete in all material respects.

Hans Hesselholt Henne Hansen

CEO, Founder